Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors:

Digimarc Corporation

We consent to the incorporation by reference in the registration statement (No. 001-34108) on Form 10 and (No. 333-154524) on Form S-8 of Digimarc Corporation of our reports dated February 22, 2013, with respect to the balance sheets of Digimarc Corporation as of December 31, 2012 and 2011 and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Digimarc Corporation.

/s/ KPMG LLP

Portland, Oregon

Date: February 22, 2013